Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings:
Net income	$(206,710)	$191,252	$123,693	$440,984	$315,817	$204,379	$118,689
Add:
Cash distributions of income from unconsolidated joint ventures	10,103	51,271	75,422	61,725	67,457	63,905	18,034
Provision (benefit) for income taxes	(128,575)	117,858	70,040	269,830	196,799	130,719	75,992
Expensing of previously capitalized interest included in cost of sales	49,461	34,374	88,933	64,580	59,382	62,607	48,208
Interest portion of rent expense	250	250	500	500	500	500	400
Less:
Income (loss) from unconsolidated joint ventures	(80,182)	26,785	(1,880)	61,196	45,906	57,069	24,450

Earnings:	$(195,289)	$368,220	$360,468	$776,423	$594,049	$405,041	$236,873

Fixed charges:
Homebuilding interest incurred	$66,697	$69,601	$148,335	$95,554	$87,085	$76,032	$56,667
Interest portion of rent expense	250	250	500	500	500	500	400

Fixed Charges	$66,947	$69,851	$148,835	$96,054	$87,585	$76,532	$57,067

Ratio of Earnings to Fixed Charges	(2.9)	5.3	2.4	8.1	6.8	5.3	4.2